Filed pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-187232
March 14, 2013

SS&C Announces Pricing of Public Secondary Offering by Selling Stockholders

WINDSOR, CT, March 14, 2013 (GLOBE NEWSWIRE) – SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) today announced the pricing of the previously announced public secondary offering of 7,750,000 shares of its common stock by investment funds affiliated with The Carlyle Group and William C. Stone, the company’s chairman and chief executive officer, at a price to the public of $26.00 per share. Upon completion of the offering, investment funds affiliated with The Carlyle Group will beneficially own approximately 18.85% of the common stock of SS&C Holdings and Mr. Stone will beneficially own approximately 20.49% of the common stock of SS&C Holdings. The offering is expected to close and settle on March 19, 2013, subject to customary closing conditions. SS&C Holdings is not selling any shares of common stock in the offering, and SS&C Holdings will not receive any of the proceeds from the offering of shares by the selling stockholders.

Barclays Capital Inc. is acting as the sole underwriter for the offering.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about SS&C Technologies Holdings, Inc. and this offering. A copy of the prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com; Telephone: (888) 603-5847.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

For more information

Patrick Pedonti Chief Financial Officer Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com